SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Commission file number 1-52

                              SUNBEAM CORPORATION
                     401(K) SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the plan)

                               SUNBEAM CORPORATION
                           1615 South Congress Avenue
                                    Ste. 200
                             Delray Beach, FL 33445
                          (Name and address of issuer)

                                  ANNUAL REPORT

                         Pursuant to Section 15(d)of the
                         Securities Exchange Act of 1934

      The following financial statements and Exhibits are provided herewith as the Annual Report filed pursuant to Section 15(d) of the Securities Exchange Act of 1934 by the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan:

FINANCIAL STATEMENTS AND SCHEDULES                                        PAGE
                                                                          ----
         Report of Independent Certified Public Accountants.               F-1

         Statements of Net Assets Available for Benefits                   F-2
         as of December 31, 1997 and 1996.

         Statement of Changes in Net Assets Available for                 F-4
         Benefits for the year ended December 31, 1997.

         Notes to Financial Statements.                                    F-5

         Schedule of Assets Held for Investment Purposes as               F-10
         of December 31, 1997.

         Schedule of Loans or Fixed Income Obligations.                   F-11

         Schedule of Reportable Transactions for the year                 F-13
         ended December 31, 1997.

EXHIBITS

         Consent of Arthur Andersen LLP.

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996

        TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Administrative Committee of the
    Sunbeam Corporation 401(k) Savings
    and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, schedule of loans or fixed income obligations and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
    June 5, 1998.

                                                            SUNBEAM CORPORATION

                                               401(K) SAVINGS AND PROFIT SHARING PLAN

                                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                     DECEMBER 31, 1997 AND 1996

                                                                                     1997
                                               -----------------------------------------------------------------------------------

                                                                             PARTICIPANT DIRECTED
                                               -----------------------------------------------------------------------------------
                                                 AMERICAN
                                               EXPRESS TRUST                       IDS NEW         SUNBEAM         TEMPLETON
                                                  INCOME         IDS MUTUAL      DIMENSIONS      CORPORATION        FOREIGN
                                                  FUND II           FUND            FUND          STOCK POOL         FUND
                                               -------------   ---------------  --------------  ---------------  --------------
ASSETS:
   Beneficial interest in investment funds      $ 37,029,881      $12,089,235    $15,365,142     $ 2,494,681      $1,355,127
   Participant loans receivable                            -               -               -               -               -
   Employer contributions receivable                       -               -               -               -               -
   Employee contributions receivable                  90,150          35,073          57,670          15,928           8,992
                                                ------------      ----------     -----------     -----------      ----------

         Net assets available for benefits      $ 37,120,031      $12,124,308    $15,422,812     $ 2,510,609      $1,364,119
                                                ============      ===========    ===========     ===========      ==========



                                                                   1997
                                               ------------------------------------------------
                                               PARTICIPANT    NON-PARTICIPANT
                                                 DIRECTED         DIRECTED
                                               -----------   -----------------
                                                                  SUNBEAM
                                                                CORPORATION
                                                   LOAN            COMMON
                                                   FUND            STOCK            TOTAL
                                               ------------  ------------------  -----------
ASSETS:
   Beneficial interest in investment funds      $        -      $   969,126      $ 69,303,192
   Participant loans receivable                  3,342,139                -         3,342,139
   Employer contributions receivable                     -          703,979           703,979
   Employee contributions receivable                     -                -           207,813
                                                ----------      -----------      ------------

         Net assets available for benefits      $3,342,139      $ 1,673,105      $ 73,557,123
                                                ==========      ===========      ============





                                                                                   (CONTINUED)

                                                                                       F-2

                                                        SUNBEAM CORPORATION

                                           401(K) SAVINGS AND PROFIT SHARING PLAN

                                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 DECEMBER 31, 1997 AND 1996

                                                            (CONTINUED)



                                                                                     1996
                                               -------------------------------------------------------------------------------------
                                                                             PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------------------
                                                 AMERICAN
                                               EXPRESS TRUST                        IDS NEW           SUNBEAM          TEMPLETON
                                                  INCOME         IDS MUTUAL       DIMENSIONS        CORPORATION         FOREIGN
                                                  FUND II           FUND             FUND           STOCK POOL            FUND
                                               --------------  --------------   --------------   ----------------    ---------------
ASSETS:
   Beneficial interest in investment funds      $ 57,892,772    $ 12,424,780     $ 15,508,954        $2,253,839         $1,582,075
   Participant loans receivable                            -               -                -                 -                  -
   Employer contributions receivable                  15,907          65,446           93,575            13,850             14,025
   Employee contributions receivable                 159,550          55,233           85,916            15,511             14,367
                                               -------------    ------------     ------------        ----------         ----------

         Net assets available for benefits      $ 58,068,229    $ 12,545,459     $ 15,688,445        $2,283,200         $1,610,467
                                                ============    ============     ============        ==========         ==========



                                                                1996
                                                    -------------------------------
                                                    PARTICIPANT
                                                      DIRECTED
                                                    -------------
                                                        LOAN
                                                        FUND              TOTAL
                                                    -------------      ------------
ASSETS:
   Beneficial interest in investment funds            $         -      $ 89,662,420
   Participant loans receivable                         4,708,454         4,708,454
   Employer contributions receivable                            -           202,803
   Employee contributions receivable                            -           330,577
                                                      -----------      ------------

         Net assets available for benefits            $ 4,708,454      $ 94,904,254
                                                      ===========      ============


The accompanying notes to financial statements are an integral part of these statements.

                                                                                       F-3

                                                                SUNBEAM CORPORATION

                                                      401(K) SAVINGS AND PROFIT SHARING PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                 PARTICIPANT DIRECTED
                                                  ----------------------------------------------------------------------------------
                                                     AMERICAN                           IDS
                                                  EXPRESS TRUST         IDS             NEW             SUNBEAM          TEMPLETON
                                                      INCOME          MUTUAL         DIMENSIONS       CORPORATION         FOREIGN
                                                     FUND II           FUND             FUND           STOCK POOL           FUND
                                                  --------------   -------------   ---------------   ---------------   -------------
ADDITIONS:
   Contributions-
     Employer                                      $          -    $          -     $          -     $          -        $        -
     Employee                                         1,203,733         475,164          786,199          225,362           121,614
   Investment income                                        212       1,746,940        1,158,114            5,659           149,737
   Net appreciation (depreciation) in fair
     value of investments                             2,667,736         243,407        2,131,381        1,202,592           (57,555)
   Rollovers from merged funds                           20,924          37,923           95,190           88,953            43,763
                                                   ------------    ------------     ------------     ------------        ----------

         Total additions                              3,892,605       2,503,434        4,170,884        1,522,566           257,559
                                                   ------------    ------------     ------------     ------------        ----------

DEDUCTIONS:
   Benefits paid to participants                    (23,235,970)     (3,433,690)      (5,387,641)        (497,264)         (979,923)
   Administrative                                      (113,544)         (4,209)          (4,728)            (905)             (720)
   Transfers to spun-off companies                     (149,960)        (16,189)        (176,574)          (7,918)           (5,131)
                                                   ------------    ------------     ------------     ------------        ----------

         Total deductions                           (23,499,474)     (3,454,088)      (5,568,943)        (506,087)         (985,774)
                                                   ------------    ------------     ------------     ------------        ----------

INTERFUND TRANSFERS                                  (1,341,329)        529,503        1,132,426         (789,070)          481,867

         Net increase (decrease) in net assets
             available for benefits                 (20,948,198)       (421,151)        (265,633)         227,409          (246,348)

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                                 58,068,229      12,545,459       15,688,445        2,283,200         1,610,467
                                                   ------------    ------------     ------------     ------------        ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                                     $ 37,120,031    $ 12,124,308     $ 15,422,812     $  2,510,609        $1,364,119
                                                   ============    ============     ============     ============        ==========





                                                   PARTICIPANT    NON-PARTICIPANT
                                                    DIRECTED         DIRECTED
                                                   -----------    ----------------
                                                                      SUNBEAM
                                                                    CORPORATION
                                                      LOAN            COMMON
                                                      FUND             STOCK            TOTAL
                                                   -----------    -----------------  -----------
ADDITIONS:
   Contributions-
     Employer                                      $        -       $1,370,341       $ 1,370,341
     Employee                                               -                -         2,812,072
   Investment income                                  302,409              979         3,364,050
   Net appreciation (depreciation) in fair
     value of investments                                   -          143,367         6,330,928
   Rollovers from merged funds                              -                -           286,753
                                                   ----------       ----------       -----------

         Total additions                              302,409        1,514,687        14,164,144
                                                   ----------       ----------       -----------

DEDUCTIONS:
   Benefits paid to participants                   (1,438,261)         (58,516)      (35,031,265)
   Administrative                                           -             (132)         (124,238)
   Transfers to spun-off companies                          -                -          (355,772)
                                                   ----------       ----------       -----------

         Total deductions                          (1,438,261)         (58,648)      (35,511,275)
                                                   ----------       ----------       -----------

INTERFUND TRANSFERS                                  (230,463)         217,066              -

         Net increase (decrease) in net assets
             available for benefits                (1,366,315)       1,673,105       (21,347,131)

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                                4,708,454            -            94,904,254
                                                   ----------       ----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                                     $3,342,139       $1,673,105       $73,557,123
                                                   ==========       ==========       ===========





     The accompanying notes to financial statements are an integral part of this statement.

                                             F-4

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1)  PLAN DESCRIPTION:

The following description of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

       BACKGROUND-

The Plan was established effective January 1, 1991, and is sponsored by Sunbeam Americas Holdings, Limited ("SAHL") and administered by Sunbeam Corporation ("Sunbeam" or the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       PARTICIPATION IN THE PLAN-

An employee who (a) has completed 1,000 or more hours of employment during the twelve-month period following employment and (b) has attained age 21 is eligible to participate in the Plan. After the first anniversary of an employee's hire date, hours for eligibility purposes are counted based on the calendar year. Employees may enter the Plan on the first day of any calendar month after eligibility requirements have been met.

Plan entry for rehired employees who were formerly eligible employees of the Plan occurs immediately upon reemployment. Employees who have been rehired and were not formerly participants in the Plan are treated as new employees for purposes of determining eligibility. The Plan is open to all U.S. employees of Sunbeam except employees who are covered under a collective bargaining agreement (unless coverage is specifically negotiated) and hourly employees earning benefits under a defined benefit pension plan sponsored by SAHL.

       CONTRIBUTIONS TO THE PLAN-

There are four active sources of contributions to the Plan. These sources include (1) employee basic before-tax contributions, (2) employee supplemental before-tax contributions, (3) employer matching contributions and (4) employer profit sharing contributions.

       EMPLOYEE BASIC AND
       SUPPLEMENTAL BEFORE-TAX CONTRIBUTIONS-

Employees who are participants in the Plan may elect to contribute 1% to 4% (basic) and up to an additional 6% (supplemental) of their eligible compensation, as defined in the Plan, through payroll deductions. In 1997 and 1996, qualified employees could contribute up to $9,500, subject to certain Plan and IRC limitations. Amounts contributed by participants are fully vested at all times.

       EMPLOYER MATCHING AND
       DISCRETIONARY PROFIT SHARING CONTRIBUTIONS-

Employer matching contributions are amounts funded by the Company and are based on employees' contributions. The Company's policy is to make matching contributions equal to 100% of the first 2% of participants' basic before-tax contributions and 50% of the next 2% (or up to 3% of participants' eligible compensation, as defined in the Plan) for the applicable Plan year.

Each Plan year, the Company may make discretionary profit sharing contributions to the Plan. The contributions, if any, would be based on the performance of Sunbeam and of each business unit or division. Additionally, on November 12, 1996, the Plan was amended to provide that employer matching contributions made on or after January 1, 1997, and employer discretionary profit sharing contributions made on or after January 1, 1996, can be made in cash or in shares of the Company's common stock, at the option of the Company. Employer contributions made in common stock will be non-participant directed. In 1996, employer matching contributions were made in cash, and there were no employer discretionary profit sharing contributions made. In 1997 employer matching contributions and employer discretionary profit sharing contributions were made in stock.

Forfeited nonvested accounts totaled $197,585 and $243,999 at December 31, 1997 and 1996, respectively. These accounts will be and have been used to reduce future employer contributions. Employer contributions were reduced by $544,229 and $367,679 in 1997 and 1996, respectively, from forfeited nonvested accounts.

The matching and profit sharing contributions are 100% vested if a participant actively employed by the Company reaches his retirement date, dies or becomes disabled. Otherwise, the matching and discretionary profit sharing contributions are subject to the following vesting schedule:

           YEARS OF SERVICE                           VESTED PERCENTAGE
           ----------------                           -----------------

         Less than 3 years                                      0%
         3 but less than 4 years                               25
         4 but less than 5 years                               50
         5 or more years                                      100

In November 1996, the Company announced the details of a restructuring and growth plan for the future. The restructuring plan had the effect of significantly reducing the number of participants in the Plan, primarily in 1997. The Company has assessed that this was deemed to be a partial termination under IRC Regulations. Under a partial termination of the Plan, participants terminated as part of the restructuring vested 100% in their portion of employer contributions. The terminated employees became 100% vested with respect to the employer matching contributions. In 1997, the Company's management information system ("MIS") employees were spun-off to another unrelated company. Accordingly, the MIS employees' funds under the Plan were transferred to the other company's plan. See the caption "Transfers to spun-off companies" in the Statement of Changes in Net Assets Available for Benefits.

Employer matching contributions are funded and credited to participants' accounts quarterly. Employer discretionary profit sharing contributions are funded and credited to participants' accounts by May of the calendar year following the year in which basic and supplemental contributions are made. No matching or profit sharing contributions will be credited to employees who terminate employment (other than through retirement, disability or death) prior to December 31 (the last day of the Plan year).

Although the Company does not currently intend to terminate the Plan, it may do so at any time. In the event of termination, participants will become fully vested in their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

       BASIS OF ACCOUNTING-

The financial statements of the Plan have been prepared using the accrual basis of accounting.

       USE OF ESTIMATES-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       CONTRIBUTIONS-

Employer contributions are recorded in the financial statements when accrued by the Company. Employee contributions are accrued at the time of employee withholdings. Contributions are credited to participants' accounts based on their investment elections effective as of the date the contributions are actually paid.

       INCOME RECOGNITION-

Investment income consists of interest and dividends. Interest on investments is recognized in the period earned, while dividends are recorded as of the ex-dividend date.

Gains and losses on sales of investments are recognized when realized, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Purchases and sales of investments are recorded on a trade-date basis.

The income or loss of each fund, including the change in market value of investments, is allocated to participants' accounts based on their proportionate interest in the total assets of the Plan.

       PAYMENT OF BENEFITS-

Benefits are recorded when paid.

       ADMINISTRATIVE EXPENSES-

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Plan.

(3) INVESTMENTS:

       TRUST FUNDS HELD BY IDS TRUST COMPANY-

In accordance with a trust agreement between Sunbeam and American Express Trust Company ("AMEX" or the "Trustee"), AMEX holds the Plan's investment funds. Each participant's basic and supplemental contributions, employer matching and profit sharing contributions, and any income attributable to each is invested by the Trustee in accordance with the election made by the participant among those investment funds selected and authorized by Sunbeam.

A participant may select from active investment funds in any increments of 1% to total 100%. Contributions for participants who do not make an election are automatically invested in the American Express Trust Income Fund II. As of December 31, 1997, the following options were available to participants:

         AMERICAN EXPRESS TRUST INCOME FUND II--A collective fund which invests in guaranteed investment contracts, bank investment contracts, stable value contracts and short-term investments.

         IDS MUTUAL FUND--A balanced mutual fund seeking current income and capital growth through investments in stocks and bonds.

         IDS NEW DIMENSIONS FUND--An equity growth mutual fund invested in a portfolio of common stocks with an investment objective of long-term capital growth.

         SUNBEAM CORPORATION STOCK POOL--A pooled fund which invests in Sunbeam common stock.

         SUNBEAM CORPORATION COMMON STOCK - A non-participant directed fund which consists of employer match and/or discretionary Sunbeam common stock.

         TEMPLETON FOREIGN FUND--A mutual fund which invests primarily in common stocks and debt obligations of companies and governments outside of the United States.

All investments, other than the Loan Fund, are stated at fair value based on quotations obtained from active markets (such as national securities exchanges or certain dealers making a market in over-the-counter securities) as of the last business day of the year. Loan Fund investments are carried at cost, which approximates fair market value.

As of December 31, 1997 and 1996, the Plan held the following investments with
AMEX:

                                                                 1997                             1996
                                                     ------------------------------    ------------------------------
NAME OF INVESTMENT OPTION                                COST            MARKET            COST            MARKET
-------------------------                            --------------   -------------    -------------    -------------

American Express Trust Income Fund II                $   32,368,132   $  37,029,881    $  52,305,578    $  57,892,772
IDS Mutual Fund                                          11,544,847      12,089,235       11,651,034       12,424,780
IDS New Dimensions Fund                                  13,466,574      15,365,142       13,061,007       15,508,954
Sunbeam Corporation Stock Pool                            2,257,413       2,494,681        2,137,183        2,253,839
Sunbeam Corporation Common Stock                            838,389         969,126                -                -
Templeton Foreign Fund                                    1,397,497       1,355,127        1,449,701        1,582,075
Loan Fund                                                 3,342,139       3,342,139        4,708,454        4,708,454
                                                    ---------------   -------------    -------------    -------------

                                                    $    65,214,991   $  72,645,331    $  85,312,957    $  94,370,874
                                                    ===============   =============    =============    =============


(4)  LOANS AND WITHDRAWALS:

       LOANS-

Effective January 1, 1995, participants are permitted to borrow up to 50% of the vested interest in their Plan accounts up to $50,000. Prior to 1995, the Plan did not allow for the granting of loans.

       WITHDRAWALS-

Participants may make withdrawals from the Plan in accordance with Plan provisions and the IRC. Withdrawals of employee before-tax contributions are permitted in cases of financial hardship, as defined in the Plan, and are subject to Federal tax withholding requirements and penalties. Withdrawals are taken pro rata from the investment funds.

(5) DISTRIBUTIONS:

A final distribution may be paid to a participant in the Plan, or to the participant's beneficiaries, in the event of retirement, death, total and permanent disability, or other termination of employment, in accordance with the terms of the Plan. Participants who terminate employment and have account balances of less than $3,500 receive final distributions of the vested value of their accounts as soon thereafter as practicable. Distributions prior to retirement, death or disability are subject to Federal income tax withholding requirements and penalties.

Distributions for participants who terminate, retire, die or become disabled are paid in a lump sum, unless the participant specifically requests installment payments. Sunbeam and the participant are responsible for ensuring that the minimum required distribution rules of the IRC are met by participants over age 70-1/2.

(6)  RECONCILIATION TO FORM 5500:

As of December 31, 1997 and 1996, the Plan had approximately $0 and $923,945, respectively, of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for plan benefits in the accompanying statements of net assets available for benefits, while, in accordance with the Department of Labor's Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

(7)  QUALIFICATION OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Accordingly, participants are not subject to Federal income taxes on employer or employee before-tax contributions or plan earnings until withdrawn under the terms of the Plan. The Company has failed it's nondiscrimination test for 1997, and intends to refund amounts paid by certain highly compensated employees to bring the Plan in compliance with Internal Revenue Service guidelines.

(8)  SUBSEQUENT EVENT:

The stock price of Sunbeam Corporation Common Stock and Sunbeam Corporation Stock Pool was $42.12 and $15.24 per share at December 31, 1997, respectively, but had declined to $21.88 and $8.36 per share at June 5, 1998, respectively. The impact in this decline in stock price would have decreased the net asset value by $1,564,149 at December 31, 1997.

                                                      SUNBEAM CORPORATION

                                             401(K) SAVINGS AND PROFIT SHARING PLAN

                                                 ITEM 27A - SCHEDULE OF ASSETS

                                                  HELD FOR INVESTMENT PURPOSES

                                                       DECEMBER 31, 1997

                                                                                                                  NUMBER OF
            IDENTITY OF ISSUE, BORROWER,                                                                        SHARES, UNITS
               LESSOR OR SIMILAR PARTY                                     DESCRIPTION                          OR PAR VALUE
-----------------------------------------------------  --------------------------------------------      --------------------------
American Express Trust Company                         American Express Trust Income Fund II*                       2,127,030
American Express Financial Corporation                 IDS Mutual Fund *                                              871,206
American Express Financial Corporation                 IDS New Dimensions Fund*                                       650,746
Sunbeam Corporation                                    Sunbeam Corporation Common Stock*                               23,007
Sunbeam Corporation                                    Sunbeam Corporation Stock Pool*                                163,070
Franklin/Templeton Investor Services, Inc.             Templeton Foreign Fund                                         136,185
Participants                                           Loan Fund (at interest rates ranging from
                                                          9.25% to 11.5%)                                           3,342,139




            IDENTITY OF ISSUE, BORROWER,
               LESSOR OR SIMILAR PARTY                         COST                MARKET
-----------------------------------------------------     -----------------   ------------------
American Express Trust Company                            $    32,368,132      $    37,029,881
American Express Financial Corporation                         11,544,847           12,089,235
American Express Financial Corporation                         13,466,574           15,365,142
Sunbeam Corporation                                               838,389              969,126
Sunbeam Corporation                                             2,257,413            2,494,681
Franklin/Templeton Investor Services, Inc.                      1,397,497            1,355,127
Participants
                                                                3,342,139            3,342,139
                                                          ---------------      ---------------

                                                          $    65,214,991      $    72,645,331
                                                          ===============      ===============



*Represents a party in interest to the Plan.

                                                                              SUNBEAM CORPORATION

                                                                     401(K) SAVINGS AND PROFIT SHARING PLAN

                                                            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                                                             DECEMBER 31, 1997 (1)


                                                         AMOUNT RECEIVED DURING                          DATES
                                          ORIGINAL            REPORTING YEAR              UNPAID         FIRST
                                           AMOUNT      --------------------------       BALANCE AT      PAYMENT       MATURITY
         IDENTITY OF OBLIGOR               OF LOAN       PRINCIPAL       INTEREST       END OF YEAR       DUE           DATE
-------------------------------------   ------------   -------------  -----------    ----------------  ------------  ------------
Sartin, Fawn                              $   2,100       $    347        $  105        $   1,753         3/21/97        2/21/00
Payne, Barbara                                3,600            902            78              621         2/16/95        1/16/98
Triana, Isabel                                3,000          1,588           103            1,915         4/30/97        3/31/98
Medlin, Donald                               11,900              -             -            6,846         3/16/95        2/16/00
Phillips, Frederick                           8,000            671           414            7,329         1/15/97       12/15/01
Allison, Rita                                 3,600             38             -            2,657         5/25/95        4/25/00
Babb, Keith                                   6,800              -             -            6,345         6/30/96        5/31/01
Ball, Kay                                     8,000            344           163            6,465         1/15/96       12/15/00
Beeckman, Marc                               14,600            420           197           11,952        12/29/95       11/29/00
Blalock, Ida                                  6,000          1,881           112            5,921         6/20/97        5/20/02
Boney, Francina                               5,000              -             -            3,350         2/29/96        1/31/98
Boston, Jeannet                              37,000            682           490           29,751        11/15/95       10/15/00
Busby, Reatha                                 1,800            252            64            1,548        11/17/96       10/17/99
Chancey, Mary                                 3,200              -             -              979         3/17/95        2/17/97
Fernandez, Israel                             1,000            243            11              136         8/31/95        7/31/97
Gonzalez, Isidro                              3,000            680            77            1,261         3/15/96        2/15/98
Lewis, Danny                                  2,600              -             -               83          8/1/91        10/1/94
Lightsey, Cindy                               1,100              -             -              703        12/22/95       11/22/96
Lindsay, Brian                                9,200              -             -            7,340        10/31/95        9/30/99
McCarty, Evelyn                              10,000            515           216            9,065          9/8/96         8/8/01
Nash, Paula                                   4,800             77             -            4,253        10/15/96        9/15/99
Rogers, James                                20,000              -             -           16,257        10/13/95        9/13/00
Scura, John                                  20,000              -             -           14,926         4/14/95        3/14/99
Seabrook, Paulette                            8,600          1,109           396            6,736         6/15/96        5/15/00

                                              INTEREST        AMOUNT
         IDENTITY OF OBLIGOR                    RATE          OVERDUE
-------------------------------------       -----------    ------------
Sartin, Fawn                                   9.25%         $     218
Payne, Barbara                                 9.50%               519
Triana, Isabel                                 9.25%             1,182
Medlin, Donald                                 9.50%             1,250
Phillips, Frederick                            9.25%               979
Allison, Rita                                 10.00%             1,005
Babb, Keith                                    9.25%             1,987
Ball, Kay                                      9.75%             1,690
Beeckman, Marc                                 9.75%             3,547
Blalock, Ida                                   9.50%               756
Boney, Francina                                9.50%             3,329
Boston, Jeannet                                9.75%             8,988
Busby, Reatha                                  9.25%               474
Chancey, Mary                                  9.50%               979
Fernandez, Israel                             10.00%               136
Gonzalez, Isidro                               9.50%             1,033
Lewis, Danny                                  11.50%                83
Lightsey, Cindy                                9.75%               703
Lindsay, Brian                                 9.75%             3,599
McCarty, Evelyn                                9.25%             1,888
Nash, Paula                                    9.25%             1,608
Rogers, James                                 10.00%             5,736
Scura, John                                    9.50%             9,546
Seabrook, Paulette                             9.25%             1,451

                                   (Continued)

                                                           SUNBEAM CORPORATION

                                                  401(K) SAVINGS AND PROFIT SHARING PLAN

                                         ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                                          DECEMBER 31, 1997 (1)

                                                               (CONTINUED)


                                                          AMOUNT RECEIVED DURING                         DATES
                                          ORIGINAL            REPORTING YEAR               UNPAID        FIRST
                                           AMOUNT      --------------------------       BALANCE AT      PAYMENT
         IDENTITY OF OBLIGOR               OF LOAN       PRINCIPAL       INTEREST       END OF YEAR       DUE         MATURITY
----------------------------------      ------------   -------------   -----------   ----------------  ----------  ------------

Standard, James                              25,000       $      -        $    -           24,943         9/29/95        8/29/00
Starbuck, Willa                               5,000            176            89            3,724          8/4/95         7/4/00
Tatrow, Joy                                   4,000            140            60            3,841         10/4/96         9/4/00
Taylor, Charles                              11,200              -             -            9,223        10/13/95        9/13/00
Wysocki, David                               11,200            303           165           10,451         8/31/96        7/31/01
Yontz, Raymond                               25,000              -             -           23,117         7/15/96        6/15/00
Baker, Tenna                                  5,900              -             -            5,455         5/19/96        4/19/01
Daniels, Penny                                6,000             16            47            5,984          6/6/97         5/6/02
Derryberry, Shelly                           11,000            199            91            8,889        11/10/95       10/10/00
Gordon, David                                 1,200            187            19              519         1/19/96       12/19/97
Keefer, Linda                                 1,500              -             -            1,420         11/3/96        10/3/01
Scott, Corrine                                1,000             51            12              697         9/15/95        8/15/99
Whitehurst, Jo                               12,400            811           352           10,941         8/25/96        7/25/00

                                          INTEREST         AMOUNT
         IDENTITY OF OBLIGOR                RATE           OVERDUE
----------------------------------      ------------     -----------
Standard, James                           10.00%            14,607
Starbuck, Willa                           10.00%             1,109
Tatrow, Joy                                9.25%             1,250
Taylor, Charles                           10.00%             3,332
Wysocki, David                             9.25%             2,806
Yontz, Raymond                             9.25%             8,439
Baker, Tenna                               9.25%             1,755
Daniels, Penny                             9.50%               819
Derryberry, Shelly                         9.75%             2,770
Gordon, David                              9.75%               519
Keefer, Linda                              9.25%               313
Scott, Corrine                            10.00%               285
Whitehurst, Jo                             9.25%             3,178

Note:

(1) This schedule lists loans determined to be in default or uncollectible, as defined in the IRS employee benefit plan filing requirements.

                                                       SUNBEAM CORPORATION

                                              401(K) SAVINGS AND PROFIT SHARING PLAN

                                          ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                          FOR THE YEAR ENDED DECEMBER 31, 1997(1)(2)(3)




                                                                                      PURCHASE         SELLING         COST OF
       IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSETS                PRICE           PRICE           ASSETS
-------------------------------------     ---------------------------------         ---------------  ------------    --------------

American Express Trust Company            IDS Mutual Fund                           $   5,116,186    $         -     $   5,116,186
American Express Trust Company            IDS Mutual Fund                                       -      5,825,545         5,222,373
American Express Trust Company            IDS New Dimensions Fund                      11,165,005              -        11,165,005
American Express Trust Company            IDS New Dimensions Fund                               -     13,453,043        10,759,438
American Express Trust Company            Sunbeam Stock Pool                            5,571,192              -         5,571,192
American Express Trust Company            Sunbeam Stock Pool                                    -      6,722,380         5,450,963
American Express Trust Company            Income Fund II                                7,575,671              -         7,575,671
American Express Trust Company            Income Fund II                                        -     30,785,972        27,513,117
American Express Trust Company            Money Market Fund                             8,270,672              -         8,270,672
American Express Trust Company            Money Market Fund                                     -      8,322,048         8,322,048

                                                  CURRENT
                                                 VALUE OF
                                                 ASSETS ON
                                                TRANSACTION
       IDENTITY OF PARTY INVOLVED                  DATE          NET GAIN
-------------------------------------           ------------    -----------
American Express Trust Company                  $ 5,116,186     $         -
American Express Trust Company                            -         603,172
American Express Trust Company                   11,165,005               -
American Express Trust Company                            -       2,693,605
American Express Trust Company                    5,571,192               -
American Express Trust Company                            -       1,271,417
American Express Trust Company                    7,575,671               -
American Express Trust Company                            -       3,272,855
American Express Trust Company                    8,270,672               -
American Express Trust Company                            -               -

NOTES:

(1) Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the current value of the Plan assets at the beginning of the year.

(2) This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the Plan year.

(3)      Transactions represent party-in-interest transactions.

                                   SIGNATURES

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SUNBEAM CORPORATION
                                     401(k) SAVINGS AND PROFIT SHARING PLAN

                                     By:      Sunbeam Corporation, the Plan
                                              Administrator

Dated: July 13, 1998

                                     By: /s/ DAVID FANNIN
                                     ----------------------
                                     David Fannin, Executive Vice President and
                                     Chief Legal Officer

                                 EXHIBIT INDEX


EXHIBIT                            DESCRIPTION
-------                            -----------


23.1              Consent of Arthur Andersen LLP